Mail Stop 3561

April 7, 2010

Mr. Wei Chenghui
Chief Executive Officer
China Stationery and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611 P.R. China

Re: **China Stationery and Office Supply, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2007
      File No. 000-49819

Dear Mr. Chenghui:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services